

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

William F. Feehery
Chief Executive Officer
Certara, Inc.
4 Radnor Corporate Center, Suite 350
Radnor, PA 19087

    Re: Certara, Inc.
       Form 10-K for Fiscal Year Ended December 31, 2023

Dear William F. Feehery:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Daniel D. Corcoran